ORIX (LOGO)

February 18, 2000

PricewaterhouseCoopers
2001 Ross Avenue
Suite 1800
Dallas, Texas 75201-2997

As of and for the year ended December 31, 1999, ORIX Real Estate Capital Markets ("ORECM"), which was doing business as Bane One Mortgage Capital Markets, LLC until July 12, 1999, has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP") (except, for commercial loan and multifamily loan servicing, minimum servicing standards V.4 and VI. 1., which the MBA has interpreted as inapplicable to such servicing.) As of and for this same period, ORECM had in effect a fidelity bond and errors and omissions policy in the amount of $25 million.

The Company has established and maintains custodial accounts with federally insured depository institutions in accordance with the servicing agreements requirement for Eligible Accounts. Custodial balances are invested in accordance with the servicing agreements requirement for Permitted Investments. Permitted Investments may include commercial paper and money market mutual funds with non-federally insured financial institutions which meet the minimum rating requirements specified by the applicable servicing agreement.



Edgar L. Smith, II
Chief Operating Officer